
"
HUMANIZING
THE DIGITAL
WORLD
"

Timothy Porter · 3rd

Chief Technology Officer at Modtech Labs Inc.

Austin, Texas, United States · Contact info

500+ connections

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Mod Tech Labs Inc

Full Sail University

Experience

Chief Technology Officer
Mod Tech Labs Inc · Full-time
Jan 2020 – Present · 1 yr 7 mos
Austin, Texas Area

Cloud processing for photogrammetry and volumetric video data.

Underminer Studios
5 yrs 7 mos

Professional Public Speaker
Jun 2016 – Present · 5 yrs 2 mos
Austin | Los Angeles | Vancouver | Boston | DC

- Professional Speaker, Keynote, panelist, advisor, and mentor
- Able to speak on the subjects of Volumetric Video (Videogrammetry), Photogrammetry, Augmented Reality (AR), Virtual Reality (VR), XR, MR, AI- ML, AI-CV, Pipelines, Automation, Technical Art, Optimization, and other subjects relevant in corporate, enterprise, health, ...see more



CTO & Co-Founder
Jan 2016 – Present · 5 yrs 7 mos
Austin, Texas Area

Underminer Studios is a technology consultancy group that specializes in combining artificial intelligence, machine learning and computer vision with immersive experiences in virtual reality, augmented reality and mixed reality. We provide outsourced R&D and rapid prototyping services along with Strategic Technology Implementation plans to help our clients get the most ...see more

Show 1 more role

CTO and Co-Founder
Volumation
Oct 2017 – Jan 2020 · 2 yrs 4 mos
Austin | Los Angeles

3D Volumetric Capture & Processing
HUMANIZING THE DIGITAL WORLD

VOLUMATION is an automated software solution that syncs captures from camera rigs, ...see more

CTO & Co-Founder
IDEGO: Virtual Engagements
Feb 2017 – Jan 2018 · 1 yr
Austin, Texas Area

IDEGO's goal is to change the perspective on how technology can be used for social good.

Our primary product is Virtual Engagements, a launch title on Viveport:
https://www.viveport.com/apps/9eebecc5-e9f7-4e69-8482-b725e83c93d4 ...see more

Senior Technical Artist (Contract)
Noble Transmission Group, LLC
Sep 2015 – Feb 2016 · 6 mos
Greater Los Angeles Area

Scripting,
Pipeline Creation,
Documentation,
Automation. ...see more

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Education

Full Sail University
Bachelor's Degree, Computer Animation
2005 – 2007

Skills & endorsements

Maya · 43

Endorsed by **Landon Ginn, who is highly skilled at this**

Endorsed by **3 of Timothy's colleagues at Gameloft**

Video Games · 40

Endorsed by **Daniel Boutros, who is highly skilled at this**

Endorsed by **4 of Timothy's colleagues at Gameloft**

Texturing · 35

Endorsed by **3 of Timothy's colleagues at Gameloft**

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Recommendations

Received (23) Given (17)

Alexander Colgan
Head of Marketing & Strategic Partnerships @ LedgerDomain. VP Marketing @ MetaVRse. Founder @ Farflung Studio. Consultant for emerging technology companies.
January 2, 2019, Alexander worked with Timothy but at different companies

Tim is an enormously creative developer with background and insights across a range of emerging technologies, and a profound understanding of how these technologies will change people's lives.

Jason Fox
Vice President of R&D/Spatial Computing at Worlds. Building reality-as-

I have worked with Tim on several occasions in my role at Microsoft and I have been impressed by his knowledge and expertise each and every time. I've seen him code, speak and solve challenging problems on the fly. I would be more than